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                            August 17, 2023

       Christopher Seveney
       President, CEO and CFO
       CWS Investments, Inc
       5242 Port Royal Rd #1785
       North Springfield, VA 22151

                                                        Re: CWS Investments,
Inc
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed August 7,
2023
                                                            File No. 024-11857

       Dear Christopher Seveney:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 3 to the to the Offering Statement filed August 7, 2023

       Cover Page

   1. With the next amendment, please use the correct amendment number, which will be the fourth amendment. In
this regard, the amendment filed on August 7, 2023 was the third amendment rather than
the second amendment.
       General

   2. We note that your document indicates that you will issue up to 7,500,000 shares at $10 per share, for a total of
$75,000,000. However, we also note that in several locations, you indicate that you will
issue 750,000 shares. Please revise to clarify the number of shares that may be sold in
this offering.
 Christopher Seveney
FirstName LastNameChristopher  Seveney
CWS Investments,  Inc
Comapany
August 17, NameCWS
           2023       Investments, Inc
August
Page 2 17, 2023 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      Brian Gallagher